Exhibit 21.1

List of Subsidiaries of
Freeport-McMoRan Inc.

Entity(1)	Jurisdiction of Organization
Climax Molybdenum Company	Delaware
Cyprus Amax Minerals Company	Delaware
FCX Oil & Gas Inc.	Delaware
Freeport-McMoRan Bagdad Inc.	Delaware
Freeport-McMoRan Chino Mines Company	New Mexico
Freeport-McMoRan Morenci Inc.	Delaware
Freeport-McMoRan Oil & Gas LLC	Delaware
Freeport-McMoRan Safford Inc.	Delaware
Freeport-McMoRan Sierrita Inc.	Delaware
Freeport Minerals Corporation	Delaware
McMoRan Exploration LLC	Delaware
PT Freeport Indonesia	Indonesia and Delaware
PXP Offshore LLC	Delaware
Sociedad Contractual Minera El Abra	Chile
Sociedad Minera Cerro Verde S.A.A.	Peru
Tenke Fungurume Mining S.A.	Democratic Republic of Congo

(1)	Omitted from this list are subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2014.